SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

Commission File No. 1-31690

TransCanada Corporation

(Translation of Registrant’s Name into English)

450 — 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, filed on Form 6-K (excluding the Section entitled “Compensation Discussion and Analysis”, which shall be deemed not to be incorporated by reference), shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130 and 333-151736), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-151781 and 333-161929).

EXPLANATORY NOTE

This Form 6-K/A is being filed to make the following corrections to Exhibit 99.1 to Form 6-K dated March 3, 2010:

(a)           deletion of the first bulleted line on page 40 under the heading “Summary for 2009”; and

(b)           in the table on page 52, the correction of the heading “Net Income” to read “Comparable Earnings”; the addition of the word “Comparable” before the headings “Funds Generated from Operations” and “Funds Generated from Operations per Share”; the correction of a number under the column “2008 Results”; and the correction of footnote 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2010

TRANSCANADA CORPORATION

By:	/s/ Donald R. Marchand
Donald R. Marchand
Vice-President, Finance and Treasurer

By:	/s/ Donald J. DeGrandis
Donald J. DeGrandis
Corporate Secretary

EXHIBIT INDEX

99.1         Management Proxy Circular of the Registrant dated February 22, 2010.